Exhibit 99.4

The Polestar Group

Unaudited Condensed Consolidated Financial Statements as of March 31, 2023 and for

the three months ended March 31, 2023 and 2022

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page(s)
Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for the Three months ended March 31, 2023 and 2022	3
Unaudited Condensed Consolidated Statement of Financial Position as of March 31, 2023 and December 31, 2022	4
Unaudited Condensed Consolidated Statement of Cash Flows for the Three months ended March 31, 2023 and 2022	5
Unaudited Condensed Consolidated Statement of Changes in Equity for the Three months ended March 31, 2023 and 2022	6
Notes to Unaudited Condensed Consolidated Financial Statements	7 - 20

Polestar Automotive Holding UK PLC

Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss

(in thousands of U.S. dollars except per share data and unless otherwise stated)

Consolidated Statement of Loss		For the three months ended March 31,
	Note	2023	2022
Revenue	2	546,018	452,227
Cost of sales		(527,596)	(459,492)

Gross profit/(loss)		18,422	(7,265)

Selling, general and administrative expense	3	(189,005)	(212,554)
Research and development expense	3	(35,701)	(32,085)
Other operating income and expense		6,884	(6,009)

Operating loss		(199,400)	(257,913)

Finance income		8,530	5,753
Finance expense		(29,158)	(17,932)
Fair value change - Earn-out rights	8	206,195	—
Fair value change - Class C Shares	8	7,250	—

Loss before income taxes		(6,583)	(270,092)

Income tax expense		(2,394)	(4,398)

Net loss		(8,977)	(274,490)

Net loss per share (in U.S. dollars)	5
Basic and diluted		< (0.01)	(0.14)

Consolidated Statement of Comprehensive Loss

Net loss		(8,977)	(274,490)
Other comprehensive Income/(loss):
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations		471	(2,645)

Total other comprehensive income/(loss)		471	(2,645)

Total Comprehensive Loss		(8,506)	(277,135)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars unless otherwise stated)

	Note	March 31, 2023	December 31, 2022
Assets
Non-current assets
Intangible assets and goodwill	6	1,478,953	1,396,477
Property, plant, and equipment		242,525	258,048
Vehicles under operating leases	4	96,284	92,198
Other non-current assets		4,880	5,306
Deferred tax asset		10,383	7,755
Other investments	7	2,345	2,333

Total non-current assets		1,835,370	1,762,117

Current assets
Cash and cash equivalents		884,271	973,877
Trade receivables		163,324	246,107
Trade receivables - related parties	11	58,892	74,996
Accrued income - related parties	11	8,476	49,060
Inventories		847,028	658,559
Current tax assets		5,968	7,184
Assets held for sale		61,276	63,224
Other current assets		118,865	107,327

Total current assets		2,148,100	2,180,334

Total assets		3,983,470	3,942,451

Equity
Share capital		(21,165)	(21,165)
Other contributed capital		(3,585,391)	(3,584,232)
Foreign currency translation reserve		11,794	12,265
Accumulated deficit		3,735,752	3,726,775

Total equity	9	140,990	133,643

Liabilities
Non-current liabilities
Non-current contract liabilities	2	(52,728)	(50,252)
Deferred tax liabilities		(478)	(476)
Other non-current provisions		(90,404)	(73,985)
Other non-current liabilities		(15,052)	(14,753)
Earn-out liability	7, 8	(392,375)	(598,570)
Other non-current interest-bearing liabilities	4	(72,888)	(85,556)
Other non-current interest-bearing liabilities - related parties	11	(300,000)	—

Total non-current liabilities		(923,925)	(823,592)

Current liabilities
Trade payables		(97,049)	(98,458)
Trade payables - related parties	11	(911,856)	(957,497)
Accrued expenses - related parties	11	(205,564)	(164,902)
Advance payments from customers		(33,041)	(40,869)
Current provisions		(78,649)	(74,907)
Liabilities to credit institutions	10	(1,348,635)	(1,328,752)
Current tax liabilities		(15,846)	(10,617)
Interest-bearing current liabilities	4	(22,988)	(21,545)
Interest-bearing current liabilities - related parties	11	(20,888)	(16,690)
Current contract liabilities	2	(57,942)	(46,217)
Class C Shares liability	7, 8	(20,750)	(28,000)
Other current liabilities		(369,578)	(393,790)
Other current liabilities - related parties	11	(17,749)	(70,258)

Total current liabilities		(3,200,535)	(3,252,502)

Total liabilities		(4,124,460)	(4,076,094)

Total equity and liabilities		(3,983,470)	(3,942,451)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Polestar Automotive Holding UK PLC

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars unless otherwise stated)

		For the three months ended March 31,
	Note	2023	2022
Cash flows from operating activities
Net loss		(8,977)	(274,490)
Adjustments to reconcile net loss to net cash flows
Depreciation and amortization		31,995	36,953
Warranties		24,340	8,862
Inventory impairment		(9,440)	10,618
Finance income		(8,530)	(5,753)
Finance expense		29,158	17,932
Fair value change - Earn-out rights		(206,195)	—
Fair value change - Class C Shares		(7,250)	—
Income tax expense		2,394	4,398
Other non-cash expense and income		21,544	18,166
Change in operating assets and liabilities:
Inventories		(169,752)	(11,529)
Contract liabilities		13,630	(10,919)
Trade receivables, prepaid expenses and other assets		133,119	43,684
Trade payables, accrued expenses and other liabilities		(107,323)	206,687
Interest received		5,453	5,144
Interest paid		(28,991)	(8,848)
Taxes paid		1,438	(453)

Cash (used for)/provided by operating activities		(283,387)	40,452

Cash flows from investing activities
Additions to property, plant and equipment		(19,715)	(1,388)
Additions to intangible assets	6	(113,030)	(292,881)
Additions to other investments		—	(2,599)
Divestment of non-current assets		1,710	—

Cash used for investing activities		(131,035)	(296,868)

Cash flows from financing activities
Proceeds from borrowings		637,177	98,118
Principal repayments of borrowings		(310,667)	—
Principal repayments of lease liabilities		(3,926)	(2,232)

Cash provided by financing activities		322,584	95,886

Effect of foreign exchange rate changes on cash and cash equivalents		2,232	(10,993)

Net decrease in cash and cash equivalents		(89,606)	(171,523)

Cash and cash equivalents at beginning of period		973,877	756,677

Cash and cash equivalents at end of period		884,271	585,154

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Polestar Automotive Holding UK PLC

Unaudited Condensed Consolidated Statement of Changes in Equity

(in thousands of U.S. dollars unless otherwise stated)

	Note	Share capital	Other contributed capital	Currency translation reserve	Accumulated deficit	Total
Balance as of January 1, 2022		(1,865,909)	(35,231)	16,784	1,761,860	(122,496)
Net loss		—	—	—	274,490	274,490
Other comprehensive loss		—	—	2,645	—	2,645

Total comprehensive loss		—	—	2,645	274,490	277,135

Balance as of March 31, 2022		(1,865,909)	(35,231)	19,429	2,036,350	154,639

Balance as of January 1, 2023		(21,165)	(3,584,232)	12,265	3,726,775	133,643
Net loss		—	—	—	8,977	8,977
Other comprehensive income		—	—	(471)	—	(471)

Total comprehensive income		—	—	(471)	8,977	8,506

Equity-settled share-based payment	3	—	(1,159)	—	—	(1,159)

Balance as of March 31, 2023		(21,165)	(3,585,391)	11,794	3,735,752	140,990

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 1 - Significant accounting policies and judgements

General information

Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited) (the “Parent”), together with its subsidiaries, hereafter referred to as “Polestar,” “Polestar Group,” and the “Group,” is a limited company incorporated in the United Kingdom. Polestar Group operates principally in the automotive industry, engaging in research and development, manufacturing, branding and marketing, and the commercialization and selling of vehicles, technology solutions, and services related to battery electric vehicles. Polestar Group has a presence in 27 markets across Europe, North America, and Asia. Polestar Group has its management headquarters located at Assar Gabrielssons väg 9, 41878 Göteborg, Sweden.

Merger with Gores Guggenheim, Inc.

Gores Guggenheim, Inc. (“GGI”) was a special purpose acquisition company (“SPAC”) formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or a similar business combination. GGI was incorporated in Delaware on December 21, 2021 and completed its initial public offering (“IPO”) on March 25, 2021.

On September 27, 2021, GGI entered into a Business Combination Agreement (“BCA”) with Polestar Automotive Holding Limited, a Hong Kong incorporated company (“Former Parent”), Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore (“Polestar Singapore”), Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden (“Polestar Sweden”), Polestar Automotive Holding UK Limited, a limited company incorporated under the laws of England and Wales and a direct wholly owned subsidiary of the Former Parent, and PAH UK Merger Sub Inc., a Delaware corporate and a direct wholly owned subsidiary of the Parent (“US Merger Sub”).

On June 23, 2022 (“Closing”), the Former Parent consummated a reverse recapitalization pursuant to the terms and conditions of the BCA. At the Closing, Polestar Holding AB and its subsidiaries became wholly owned subsidiaries of Parent. US Merger Sub merged with GGI, pursuant to which the separate corporate existence of US Merger Sub ceased and GGI became a wholly owned subsidiary of the Parent. Simultaneously, the following events occurred:

•

the Convertible Notes of the Former Parent outstanding immediately prior to the Closing were automatically converted into 4,306,466 Class A Shares in the Parent in the form of American depository shares;

•

the Former Parent was separated from Polestar Group and issued 294,877,349 Class A Shares in Parent in the form of American depository shares, 1,642,233,575 Class B Shares in the Parent in the form of American depository shares, and the right to receive an earn out of a variable number of additional Class A Shares and Class B Shares, depending on the daily volume weighted average price of Class A Shares in the future;

•

all GGI units outstanding immediately prior to the Closing held by GGI Stockholders were automatically separated and the holder was deemed to hold one share of GGI Class A Common Stock and one-fifth of a GGI Public Warrant;

•	all GGI Class A Common Stock issued and outstanding, other than those held in treasury, were exchanged for 63,734,797 Class A Shares in the Parent in the form of American depository shares;

•	all GGI Class F Common Stock issued and outstanding, other than those held in treasury, were exchanged for 18,459,165 Class A Shares in the Parent in the form of American depository shares;

•	all GGI Common Stock held in treasury were canceled and extinguished without consideration;

•

all GGI Public Warrants issued and outstanding immediately prior to the Closing were exchanged for 15,999,965 Class C-1 Shares in the Parent in the form of American Depository shares with effectively the same terms as the GGI Public Warrants and are exercisable for Class A Shares in the Parent;

•

all GGI Private Warrants issued and outstanding immediately prior to the Closing were exchanged for 9,000,000 Class C-2 Shares in the Parent in the form of American depository shares with effectively the same terms as the GGI Private Warrants and are exercisable for Class A Shares in the Parent;

•

pursuant to the PIPE Subscription Agreements, third-party investors purchased 25,423,445 Class A Shares in Parent in the form of American depository shares and Volvo Cars purchased 1,117,390 Class A Shares in Parent in the form of American Depository shares, for a total of 26,540,835 Class A Shares in Parent in the form of American depository shares for an aggregate total of $250,000; and

•

pursuant to the Volvo Cars Preference Subscription Agreement, Volvo Cars purchased 58,882,610 Preference Shares in the Parent for an aggregate total of $588,826 which automatically converted to Class A Shares in the Parent in the form of American depository shares thereafter.

The merger with GGI, including all related arrangements, raised net cash proceeds of $1,417,973. Gross proceeds of $638,197 was assumed from GGI, $250,000 was sourced from the PIPE Subscription Agreements, and $588,826 was sourced from the Volvo Cars Preference Subscription Agreement. Polestar incurred total transaction costs of $97,953 in connection with the merger, of which $59,050 had been recognized by GGI and deducted from the gross proceeds raised. The merger was accounted for as a reverse recapitalization,

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

in accordance with the relevant International Financial Reporting Standards (“IFRS”). For more information on the accounting impacts at Closing, refer to Note 16 - Reverse Recapitalization in the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022 that were included in the Form 20-F filed with the SEC on April 14, 2023. Refer to Note 8 - Reverse recapitalization herein for information on the current period impacts of certain financial instruments recorded at Closing.

Immediately following the closing of the transaction, the Parent changed its name to Polestar Automotive Holding UK PLC and began trading on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) under the ticker symbol PSNY.

As of March 31, 2023, the Former Parent owns 88.2% of the Group. The remaining 11.8% is owned by external investors.

Basis of preparation

The Unaudited Condensed Consolidated Financial Statements in this interim report of Polestar Group are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting (“IAS 34”), as adopted by the International Accounting Standards Board (“IASB”). The Unaudited Condensed Consolidated Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. For group financial reporting purposes, Polestar Group companies apply the same accounting principles, irrespective of national legislation, as defined in the Group accounting directives. Such accounting principals have been applied consistently for all periods, unless otherwise stated.

This interim report is prepared in the presentation currency, U.S. Dollar (“USD”). All amounts are stated in thousands of USD (“TUSD”), unless otherwise stated.

Periods discussed prior to June 23, 2022 represent the operations of Polestar Automotive Holding Limited and its consolidated subsidiaries.

Going concern

Polestar Group’s Unaudited Condensed Consolidated Financial Statements have been prepared on a basis that assumes Polestar Group will continue as a going concern and the ordinary course of business will continue in alignment with Management’s 2023-2027 business plan.

Management assessed Polestar Group’s ability to continue as a going concern and evaluated whether there are certain events or conditions, considered in the aggregate, that may cast substantial doubt about Polestar Group’s ability to continue as a going concern. All information available to Management pertaining to the twelve-month period after the issuance date of these Unaudited Condensed Consolidated Financial Statements was used in performing this assessment.

Historically, Polestar Group has financed its operations primarily through short-term working capital loan arrangements with credit institutions (i.e., 12 months or less), contributions from shareholders, credit facilities from related parties, and extended trade credit from related parties. Since inception, Polestar Group has generated recurring net losses and negative operating and investing cash flows. Net losses for the three months ended March 31, 2023 and 2022 amounted to $8,977 and $274,490, respectively. Negative operating and investing cash flows for the three months ended March 31, 2023 and 2022 amounted to $414,422 and $256,416, respectively. Management forecasts that Polestar Group will continue to generate negative operating and investing cash flows in the near future, until sustainable commercial operations are achieved. Securing financing to support operating and development activities represents an ongoing challenge for Polestar Group.

Management’s 2023-2027 business plan indicates that Polestar Group depends on additional financing that is expected to be funded via a combination of new short-term working capital loan arrangements, long-term loan arrangements, credit facilities from related parties, and executing capital market transactions through offerings of debt and/or equity. The timely realization of these financing endeavors is crucial for Polestar Group’s ability to continue as a going concern. If Polestar is unable to obtain financing from these sources or if such financing is not sufficient to cover forecasted operating and investing cash flow needs, Polestar Group will need to seek additional funding through other means (e.g., issuing new shares of equity or issuing bonds). Management has no certainty that Polestar Group will be successful in securing the funds necessary to continue operating and development activities as planned.

Based on these circumstances, Management has determined there is substantial doubt about Polestar Group’s ability to continue as a going concern. There are ongoing efforts in place to mitigate the uncertainty. The Unaudited Condensed Consolidated Financial Statements do not include any adjustments to factor for the going concern uncertainty.

Adoption of new and revised standards

Management has concluded the adoption of new and revised accounting pronouncements has not or will not have a material impact on the Group’s Unaudited Condensed Consolidated Financial Statements. The adoptions of accounting pronouncements issued, but not effective, for the three months ended March 31, 2023 will not have a material impact to the Group’s Unaudited Condensed Consolidated Financial Statements. For a detailed assessment of the Group’s adoption of new and revised standards, refer to Note 1 - Significant accounting policies and judgements of the Consolidated Financial Statements for Polestar Automotive Holding Limited, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022 that were included in the Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on April 14, 2023.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Presentation, basis of consolidation, segment reporting, and foreign currency

For a detailed description of the Group’s presentation, basis of consolidation, segment reporting, and foreign currency, including currency risk, refer to Note 1 - Significant accounting policies and judgements and Note 2 - Financial risk management of the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022, that were included in the Form 20-F filed with the SEC on April 14, 2023. There are no changes for the periods presented in these Unaudited Condensed Consolidated Financial Statements.

The following tables show the breakdown of the Group’s revenue from external customers and non-current assets by geographical location where the Polestar company recognizing the revenue is located:

	For the three months ended March 31,
Revenue	2023	2022
UK	157,172	69,300
USA	109,212	79,838
Germany	51,997	42,568
Sweden	49,846	95,823
Australia	24,015	3,902
Canada	23,066	6,334
Norway	17,930	61,669
Netherlands	16,916	25,555
Belgium	15,949	19,775
Finland	12,837	7,342
Denmark	12,200	14,777
Italy	12,144	—
China	7,652	4,152
Other regions[1]	35,082	21,192

Total	546,018	452,227

1 - Other regions primarily consist of Austria, Switzerland and Ireland in 2023. Other regions primarily consist of Korea and Switzerland in 2022.

	As of March 31, 2023	As of December, 31, 2022
Non-current assets[2]
Sweden	1,220,866	1,151,920
China	480,559	474,301
Germany	43,013	37,752
USA	32,309	36,747
United Kingdom	16,835	22,777
Other regions[3]	29,060	28,532

Total	1,822,642	1,752,029

2 - Non-current assets: excludes Deferred tax asset, and Other investments.

3 - Other regions primarily consist of Belgium, Switzerland, Netherlands and Australia in 2023 and 2022.

Accounting policies

Polestar Group continues to apply the same accounting policies, methods, estimates and judgements as described in Note 1 - Significant accounting policies and judgements of the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022, that were included in the Form 20-F filed with the SEC on April 14, 2023.

Use of estimates and judgements

The preparation of these Unaudited Condensed Consolidated Financial Statements, in accordance with IAS 34, requires management to make judgements, estimates, and assumptions that affect the application of the Group’s accounting policies, the reported amount of assets, liabilities, revenues, expenses, and other related financial items. Management reviews its estimates and assumptions on a

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

continuous basis; changes in accounting estimates are recognized in the period in which the estimates are revised, and prospectively thereafter. Actual results could differ materially from those estimates using different assumptions or under different conditions. The Group did not have any events requiring the application of new critical estimates and judgements during the three months ended March 31, 2023.

Earnings per share

Basic earnings per share is calculated by dividing the net loss for the period by the weighted average number of Class A Shares and Class B Shares outstanding during the period. Diluted earnings per share is calculated by adjusting the net income for the period and the weighted average number of Class A Shares and Class B Shares outstanding for the effect of dilutive potential ordinary shares (“POSs”) outstanding during the period (i.e., Class A Shares and/or Class B Shares that the Group is obligated to issue, or might issue under certain circumstances, in accordance with various contractual arrangements). The Group’s POSs are classified based on the nature of their instrument or arrangement and then the earnings per incremental share (“EPIS”) is calculated for each class of POS to determine if they are dilutive or anti-dilutive. Anti-dilutive POSs are excluded from the calculation of dilutive earnings per share.

EPIS is calculated as (1) the consequential effect on profit or loss from the assumed conversion of the class of POS (i.e., the numerator adjustment) divided by (2) the weighted average number of outstanding POSs for the class (i.e., the denominator adjustment). The EPIS denominator adjustment depends on the class of POS. The Group’s classes of POSs and their related EPIS denominator adjustment methods are as follows:

POS Class	EPIS Denominator Adjustment Method
Unvested equity-settled RSUs	Treasury share[1]
Class C Shares	Treasury share
Earn-out Rights and PSUs	The number of shares issuable if the reporting date were the end of the contingency period
Convertible Notes	The number of shares issued assuming conversion occurred at the beginning of the reporting period
Convertible Credit Facility with Volvo Cars	If the instrument is converted, the number of shares issued on the date of the conversion

1 - The treasury share method prescribed by IAS 33, Earnings Per Share (“IAS 33”), includes only the bonus element as the EPIS denominator adjustment. The bonus element is the difference between the number of ordinary shares that would be issued at the exercise of the options and the number of ordinary shares deemed to be repurchased at the average market price.

Fair value measurement

Valuation methodology for the fair value of the financial liability related to the Class C-2 Shares

The Class C-2 Shares represents a derivative financial instrument that is carried at fair value through profit and loss (“FVTPL”) by reference to Level 2 measurement inputs because an observable price for the Class C-1 Shares, which are almost identical instruments, is available in the active market. Class C Shares are presented in current liabilities within the Unaudited Condensed Consolidated Statement of Financial Position as they can be exercised by the holder at any time. The related liability is measured at fair value, with any changes in fair value recognized in earnings. The fair value of the Class C-2 Shares is determined using a binomial lattice option pricing model in a risk-neutral framework whereby the future prices of the Class A Shares are calculated assuming a geometric Brownian motion (“GBM”). For each future price, the Class C-2 payoff amount is calculated based on the contractual terms of the Class C-2 Shares, including assumptions for optimal early exercise and redemption, and then discounted at the term-matched risk-free rate. The final fair value of the Class C-2 Shares is calculated as the probability-weighted present value over all modeled future payoff amounts. As of March 31, 2023, the fair value of the Class C-2 Shares was determined to equal $3,735 by leveraging the closing price of the Class C-1 Shares on the Nasdaq of $0.83 per share, an implied volatility of 123%, a risk-free rate of 3.65%, a dividend yield of 0%, and a 1,000 time-steps for the binomial lattice option pricing model. Refer to Note 8 - Reverse recapitalization for more detail on the Class C-2 Shares.

Valuation methodology for the fair value of the financial liability related to the Former Parent’s contingent earn-out rights

The Former Parent’s contingent earn out right represents a derivative financial instrument that is carried at FVTPL by reference to Level 3 measurement inputs because a quoted or observable price for the instrument or an identical instrument is not available in active markets. The earn-out liability is presented in non-current liabilities within the Unaudited Condensed Consolidated Statement of Financial Position to align with the expected timing of the underlying earn-out payments. The fair value of the earn out is determined using a Monte Carlo simulation that incorporates a term of 4.73 years, the five earn-out tranches, and the probability of the Class A Shares in ListCo reaching certain daily volume weighted average prices during the earn-out period resulting in the issuance of each tranche of Class A Shares and Class B Shares in ListCo to the Former Parent. As of March 31, 2023, the fair value of the earn-out was determined to equal $392,375 by leveraging an implied volatility of 80% and a risk-free rate of 3.6%. The implied volatility represents the most significant unobservable input utilized in this Level 3 valuation technique. The calculated fair value would increase (decrease) if the implied volatility were higher (lower). Refer to Note 8 - Reverse recapitalization for more detail on the Former Parent’s earn-out rights.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 2 - Revenue

Polestar Group disaggregates revenue by major category based on the primary economic factors that may impact the nature, amount, timing, and uncertainty of revenue and cash flows from these customer contracts as seen in the table below:

	For the three months ended March 31,
	2023	2022
Sales of vehicles[1]	529,732	438,419
Sales of software and performance engineered kits	6,754	4,529
Sales of carbon credits	—	1,168
Vehicle leasing revenue	4,206	4,874
Other revenue	5,326	3,237

Total	546,018	452,227

1 - Revenue related to sale of vehicles are inclusive of extended and connected services recognized over time.

For the three months ended March 31, 2023 and 2022, other revenue primarily consisted of license revenue generated from sales-based royalties received from Volvo Cars on sales of parts and accessories for Polestar vehicles.

The Group’s largest customer that is not a related party accounted for $115,426 (21.1%) of revenue for the three months ended March 31, 2023. For the three months ended March 31, 2022, Volvo Cars accounted for $56,721 (12.5%) of the Group’s revenue. Refer to Note 11 - Related party transactions for further details on revenues from related parties.

Contract liabilities

	Sales generated obligation	Deferred revenue - extended service	Deferred revenue - connected service	Deferred revenue - operating leases & other	Total
Balance as of January 1, 2023	13,069	40,792	30,093	12,515	96,469
Provided for during the period	19,054	7,141	4,061	6,920	37,176
Settled during the period	(12,959)	—	—	—	(12,959)
Released during the period	—	(4,812)	(1,174)	(4,578)	(10,564)
Effect of foreign currency exchange rate differences	169	(4)	181	202	548

Balance as of March 31, 2023	19,333	43,117	33,161	15,059	110,670

of which current	19,333	20,611	4,883	13,115	57,942
of which non-current	—	22,506	28,278	1,944	52,728

As of March 31, 2023, contract liabilities amounted to $110,670, of which $19,333 was related to variable consideration payable to fleet customers in the form of volume related bonuses and $91,337 was related to remaining performance obligations associated with sales of vehicles and vehicle leasing revenue.

Note 3 - Share-based payment

Polestar granted shares to employees under the 2022 Omnibus Incentive Plan as part of the Group’s employee compensation. Under the 2022 Omnibus Incentive Plan, there are three kinds of programs: At-listing Plan, Post-listing Plan, and the Free Share Plan, all of which are equity-settled. For more details on the terms of each program, refer to Note 7 - Share-based payments in the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022 that were included in the Form 20-F filed with the SEC on April 14, 2023.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

There were no changes in equity-settled awards under the 2022 Omnibus Incentive Plans during the three months ended March 31, 2023. As of March 31, 2023, 858,821 PSUs, 458,620 RSUs, and 4,222 Free Shares were outstanding. No awards were outstanding as of March 31, 2022 as awards under the 2022 Omnibus Incentive Plans were not granted until the second half of 2022. The following table illustrates total share-based compensation expense for the three months ended March 31, 2023 and 2022 by function:

	For the three months ended March 31,
	2023	2022
Selling, general and administrative expense	1,103	—
Research and development expense	56	—

Total	1,159	—

Marketing consulting services agreement

On March 24, 2022, Polestar granted an equity-settled share-based payment in exchange for marketing services through November 1, 2023. Per the terms of the agreement, 250,000 Class A Shares vested on August 31, 2022. The remaining 250,000 Class A Shares vest over eight equal quarterly installments, with a final vesting date of November 1, 2023. The grant date fair value of the marketing consulting agreement was $5,308 which was determined using the market value of the shares listed on the Nasdaq. Of the 500,000 Class A Shares granted, 375,000 Class A Shares with a fair value of $4,946 were vested as of December 31, 2022. During the three months ended March 31, 2023, 31,250 Class A Shares vested and the Group incurred a share based compensation expense of $176.

Note 4 - Leases

Polestar Group as Lessee

The following table depicts the changes in the Group’s right-of-use assets, which are included within Property, plant, and equipment:

	Buildings and land	Machinery and equipment	Total
Acquisition cost
Balance as of January 1, 2023	89,609	45,416	135,025
Additions	3,162	—	3,162
Cancellations	(11,020)	—	(11,020)
Effect of foreign currency exchange rate differences	636	155	791

Balance as of March 31, 2023	82,387	45,571	127,958

Accumulated depreciation
Balance as of January 1, 2023	(18,934)	(20,768)	(39,702)
Depreciation expense	(4,132)	(1,842)	(5,974)
Effect of foreign currency exchange rate differences	(111)	(95)	(206)

Balance as of March 31, 2023	(23,177)	(22,705)	(45,882)

Carrying amount as of March 31, 2023	59,210	22,866	82,076

Amounts related to leases recognized in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss are as follows:

	For the three months ended March 31,
	2023	2022
Income from sub-leasing right-of-use assets	275	380
Expense relating to short-term leases	248	492
Expense relating to leases of low value assets	5	13
Interest expense on leases	1,028	610

The current and non-current portion of the Group’s lease liabilities are as follows:

	As of March 31, 2023	As of December, 31, 2022
Current lease liability	22,988	21,545
Non-current lease liability	72,888	85,556

Total	95,876	107,101

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Expected future lease payments to be made to satisfy the Group’s lease liabilities are as follows:

	As of March 31, 2023	As of December, 31, 2022
Within 1 year	27,252	21,717
Between 1 and 2 years	26,537	24,484
Between 2 and 3 years	21,582	20,739
Between 3 and 4 years	19,348	17,924
Between 4 and 5 years	6,019	5,987
Later than 5 years	14,376	29,613

Total	115,114	120,464

For the three months ended March 31, 2023 and 2022, total cash outflows for leases amounted to $5,094 and $3,096, respectively.

Polestar Group as Lessor

As a lessor, revenue recognized from operating leases is as follows:

	For the three months ended March 31,
	2023	2022
Vehicle leasing revenue	4,206	4,874

For the majority of the Group’s operating lease contracts as a lessor, vehicles are paid for upfront by the customer at contract inception and repurchased by Polestar at the end of the lease term. The following table depicts the changes in the Group’s vehicles under operating leases:

Vehicles under operating leases
Acquisition cost
Balance as of January 1, 2023	105,000
Reclassification from inventory	13,292
Reclassification to inventory	(12,397)
Effect of foreign currency exchange rate differences	1,240

Balance as of March 31, 2023	107,135

Accumulated depreciation
Balance as of January 1, 2023	(12,802)
Depreciation expense	(1,490)
Reclassification to inventory	3,501
Effect of foreign currency exchange rate differences	(60)

Balance as of March 31, 2023	(10,851)

Carrying amount as of March 31, 2023	96,284

Note 5 - Net loss per share

The following table presents the computation of basic and diluted net loss per share for the three months ended March 31, 2023 and 2022:

	For the three months ended March 31,
	2023	2022
	Class A and B Shares
Net loss attributable to common shareholders	(8,977)	(274,490)
Weighted-average number of common shares outstanding:
Basic and diluted	2,109,928,609	1,937,110,924
Net loss per share (in ones):
Basic and diluted	< (0.01)	(0.14)

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Loss per share for the three months ended March 31, 2022 is retrospectively adjusted to reflect the number of equivalent shares issued by the Parent to the Former Parent, based on the number of shares outstanding on the reporting dates multiplied by the exchange ratio of 8.335. For detail on the equity exchange ratio related to the merger with GGI, refer to Note 20 - Equity in the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022 that were included in the Form 20-F filed with the SEC on April 14, 2023. The following table presents shares that were not included in the calculation of diluted earnings per share as their effects would have been antidilutive for the three months ended March 31, 2023 and 2022:

	For the three months ended March 31,
	2023	2022
Earn-out Shares	158,177,609	—
Class C-1 Shares	20,499,965	—
Class C-2 Shares	4,500,000	—
PSUs	858,821	—
RSUs	458,620	—
Marketing consulting services agreement	93,750	—
Convertible Notes	—	4,306,466

Total antidilutive shares	184,588,765	4,306,466

Note 6 - Intangible assets and goodwill

The following table depicts the split between Polestar Group’s intangible assets, goodwill and trademarks:

	As of March 31, 2023	As of December, 31, 2022
Intangible assets	1,429,944	1,347,709
Goodwill and trademarks	49,009	48,768

Total	1,478,953	1,396,477

Intangible assets were as follows:

	Internally developed IP	Software	Acquired IP	Total
Acquisition cost
Balance as of January 1, 2023	217,600	1,114	1,569,395	1,788,109
Additions[1]	25,640	—	70,754	96,394
Effect of foreign currency exchange rate differences	1,334	5	7,767	9,106

Balance as of March 31, 2023	244,574	1,119	1,647,916	1,893,609

Accumulated amortization and impairment
Balance as of January 1, 2023	(14,856)	(389)	(425,155)	(440,400)
Amortization expense	(153)	(35)	(20,928)	(21,116)
Effect of foreign currency exchange rate differences	(75)	(2)	(2,072)	(2,149)

Balance as of March 31, 2023	(15,084)	(426)	(448,155)	(463,665)

Carrying amount as of March 31, 2023	229,490	693	1,199,761	1,429,944

1 – Of $96,394 in additions for the three months ended March 31, 2023, $25,640 has been settled in cash. These $25,640 are included in the $113,030 cash used for investing activities related to additions to intangible assets, and the remaining $87,391 relates to increases in Trade payables - related parties from prior years which were settled in cash during the three months ended March 31, 2023.

Additions to internally developed IP are primarily related to the Polestar 5 and various other internal programs, such as model year changes, for the three months ended March 31, 2023. Additions of acquired IP during the three months ended March 31, 2023 were related to acquisitions of the Polestar 2 and Polestar 3 IP from Volvo Cars. Polestar also acquired IP related to the Polestar 4 from Geely. Refer to Note 11 - Related party transactions for further details.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Changes to the carrying amount of goodwill and trademarks during the period were as follows:

	Goodwill	Trademarks	Total
Balance as of January 1, 2023	46,460	2,308	48,768
Effect of foreign currency exchange rate differences	230	11	241

Balance as of March 31, 2023	46,690	2,319	49,009

Note 7 - Financial instruments

The following table shows the carrying amounts of financial assets and liabilities measured at fair value through profit and loss on a recurring basis:

	March 31, 2023				December 31, 2022
Assets measured at FVTPL	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other investments	—	—	2,345	2,345	—	—	2,333	2,333

Total assets	—	—	2,345	2,345	—	—	2,333	2,333

Liabilities measured at FVTPL
Earn out rights	—	—	392,375	392,375	—	—	598,570	598,570
Class C-1 Shares	17,015	—	—	17,015	17,920	—	—	17,920
Class C-2 Shares	—	3,735	—	3,735	—	10,080	—	10,080

Total liabilities	17,015	3,735	392,375	413,125	17,920	10,080	598,570	626,570

Note 8 - Reverse recapitalization

Polestar underwent a reverse recapitalization through the merger with GGI and related arrangements on June 23, 2022. For more detail on the reverse capitalization, including the net assets of GGI assumed by the Group and the Class C Shares and Earn out rights issued in connection with the merger that are accounted for as derivative liabilities in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”), and IFRS 9, Financial Instruments (“IFRS 9”), refer to Note 1 - Significant accounting policies and judgements and Note 16 - Reverse recapitalization in the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022, that were included in the Form 20-F filed with the SEC on April 14, 2023.

Class C Shares

	As of March 31, 2023	As of December, 31, 2022
Class C-1 Shares	17,015	17,920
Class C-2 Shares	3,735	10,080

Total	20,750	28,000

As of December 31, 2022, 15,999,965 Class C-1 Shares were outstanding with a fair value of $17,920. On March 22, 2023, 4,500,000 Class C-2 Shares with a fair value of $3,285 were converted to 4,500,000 Class C-1 Shares with the same fair value following the election by the respective holders of the Class C-2 Shares and approval from the Board of Directors. On March 31, 2023, 20,499,965 Class C-1 Shares were outstanding and remeasured at $17,015, resulting in a total unrealized gain during the period of $905.

Class C-1 Shares
As of January 1, 2023	17,920
Class C-2 Shares converted to Class C-1 Shares	3,285
Changes in fair value measurement	(4,190)

As of March 31, 2023	17,015

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

As of December 31, 2022, 9,000,000 Class C-2 Shares were outstanding with a fair value of $10,080. On March 31, 2023, 4,500,000 Class C-2 Shares were outstanding and remeasured at $3,735, resulting in a total unrealized gain during the period of $6,345. The Class C-2 Shares are not publicly traded and require a valuation approach leveraging Level 2 inputs. Refer to Note 1 - Significant accounting policies and judgements for further details on the valuation methodology utilized to determine the fair value of the Class C-2 Shares.

Class C-2 Shares
As of January 1, 2023	10,080
Class C-2 Shares converted to Class C-1 Shares	(3,285)
Changes in fair value measurement	(3,060)

As of March 31, 2023	3,735

The fair value change for the Class C Shares are as follows:

	For the three months ended March 31,
	2023	2022
Fair value change - Class C-1 Shares	905	—
Fair value change - Class C-2 Shares	6,345	—

Fair value change - Class C Shares	7,250	—

Earn-out rights

As of December 31, 2022, the financial liability related to the Earn-out rights was $598,570. On March 31, 2023, the financial liability related to the Earn-out rights was remeasured at $392,375, resulting in a total unrealized gain during the period of $206,195. Refer to Note 1 - Significant accounting policies and judgements for further details on the valuation methodology utilized to determine the fair value of the earn out.

Earn out rights
As of January 1, 2023	598,570
Changes in fair value measurement	(206,195)

As of March 31, 2023	392,375

The fair value change for the Earn-out rights are as follows:

	For the three months ended March 31,
	2023	2022
Fair value change - Earn-out rights	206,195	—

Note 9 - Equity

Changes in the Group’s equity during the three months ended March 31, 2023 were as follows:

	Class A Shares	Class B Shares	Share Capital	Other contributed capital
Balance as of January 1, 2023	467,677,673	1,642,233,575	(21,165)	(3,584,232)
Equity-settled share-based payment	31,250	—	—	(1,159)

Balance as of March 31, 2023	467,708,923	1,642,233,575	(21,165)	(3,585,391)

The following instruments of the Parent were issued and outstanding in the form of American depositary shares as of March 31, 2023:

•	467,708,923 Class A Shares with a par value of $0.01, of which 218,236,687 were owned by related parties;

•	1,642,233,575 Class B Shares with a par value of $0.01, of which all were owned by related parties;

•	20,499,965 Class C-1 Shares with a par value of $0.10;

•	4,500,000 Class C-2 Shares with a par value of $0.10; and

•	50,000 Redeemable Preferred Shares with a par value of GBP 1.00.

As of March 31, 2023, there were an additional 4,532,291,077 Class A Shares and 135,133,164 Class B Shares with par values of $0.01 authorized for issuance. No additional Class C Shares or Redeemable Preferred Shares were authorized for issuance. Holders of Class A Shares in Parent are entitled to one vote per share and holders of Class B Shares in Parent are entitled to ten votes per share. Holders of Class C Shares in Parent are entitled to one vote per share for certain matters, but have no voting rights with respect to general matters voted on by holders of Class A Shares and Class B Shares in Parent. Additionally, holders of GBP Redeemable Preferred Shares in Parent have no voting rights. Any dividends or other distributions paid by Parent shall be issued to holders of outstanding Class A Shares and Class B Shares in Parent. Holders of Class C Shares and GBP Redeemable Preferred Shares in Parent are not entitled to participate in any dividends or other distributions. Refer to Note 8 - Reverse recapitalization for additional information on the Class C Shares which are accounted for as derivative financial liabilities in accordance with IAS 32 and IFRS 9.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 10 - Liabilities to credit institutions

The carrying amount of Polestar Group’s liabilities to credit institutions as of March 31, 2023 and December 31, 2022 are as follows:

Liabilities to credit institutions	As of March 31, 2023	As of December, 31, 2022
Working capital loans from banks	1,308,291	1,300,108
Floorplan facilities	25,678	16,925
Sale-leaseback facilities	14,666	11,719

Total	1,348,635	1,328,752

The Group has the following working capital loans outstanding as of March 31, 2023:

Currency	Term	Security	Interest	Nominal amount in respective currency (thousands)	TUSD
EUR	February 2023 - February 2024	Secured[1]	3 month EURIBOR[2] plus 2.3% and an arrangement fee of 0.15%	145,439	158,419
CNY	June 2022 - June 2023	Unsecured	12 month LPR[3] plus 1.25%, settled monthly	500,000	72,789
CNY	August 2022 - August 2023	Unsecured	12 month LPR plus 0.05%, settled quarterly	716,000	104,233
CNY	March 2023 - March 2024	Unsecured	12 month LPR plus 0.05%, settled quarterly	260,000	37,850
USD	August 2022 - August 2023	Unsecured	3 month LPR plus 2.3%, settled quarterly	147,000	147,000
USD	September 2022 - September 2023	Unsecured	3 month LPR plus 2.3%, settled quarterly	255,000	255,000
USD	September 2022 - September 2023	Secured[4]	4.48% per annum, settled quarterly	133,000	133,000
USD	September 2022 - September 2023	Unsecured	3 month SOFR[5] plus 2.4%, settled quarterly	100,000	100,000
USD	December 2022 - December 2023	Unsecured[6]	7.5% per annum, settled quarterly	200,000	200,000
USD	March 2023 - March 2024	Unsecured[6]	7.35% per annum, settled quarterly	100,000	100,000

Total					1,308,291

1 - New vehicle inventory purchased via this facility is pledged as security until repaid. This facility has a repayment period of 90 days and includes a covenant tied to the Group’s financial performance.

2 - Euro Interbank Offered Rate (“EURIBOR”).

3 - People’s Bank of China (“PBOC”) Loan Prime Rate (“LPR”).

4 - Secured by Geely, including letters of keep well from both Volvo Cars and Geely.

5 - Secured Overnight Financing Rate (“SOFR”).

6 - Letters of keep well from both Volvo Cars and Geely.

Floorplan facilities

In the ordinary course of business, Polestar, on a market-by-market basis, enters into multiple low-value credit facilities with various financial service providers to fund operations related to vehicle sales. These facilities provide access to credit with the option to renew as mutually determined by Polestar Group and the financial service provider. The facilities are partially secured by the underlying assets on a market-by-market basis. As of March 31, 2023 and December 31, 2022, the aggregate amount outstanding under these arrangements was $46,566 and $33,615, respectively.

The Group maintains one such facility with the related party Volvo Cars that is presented separately in Interest-bearing current liabilities - related parties within the Unaudited Condensed Consolidated Statement of Financial Position. Of the amounts above, the aggregate amount outstanding as of March 31, 2023 and December 31, 2022 due to related parties amounted to $20,888 and $16,690, respectively. Refer to Note 11 - Related party transactions for further details.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Sale-leaseback facilities

Polestar has also entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the leaseback period, Polestar is obligated to re-purchase the vehicles. Accordingly, the consideration received for these transactions was recorded as a financing transaction. As of March 31, 2023 and December 31, 2022, the aggregate amount outstanding under these arrangements was $14,666 and $11,719, respectively.

Since the contracts identified above are short term with a duration of twelve months or less, the carrying amount of the contracts is deemed to be a reasonable approximation of their fair value. The Group’s risk management policies related to debt instruments are further detailed in Note 2 - Financial risk management of the Consolidated Financial Statements, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022 that were included in the Form 20-F filed with the SEC on April 14, 2023. There are no changes in terms of risk management policies for the periods presented in these Unaudited Condensed Consolidated Financial Statements.

Note 11 - Related party transactions

For a detailed description of the Group’s related parties and related party transactions, refer to Note 25 - Related party transactions of the Consolidated Financial Statements, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022, that were included in the Form 20-F filed with the SEC on April 14, 2023. There are no changes to the Group’s related parties for the periods presented in these Unaudited Condensed Consolidated Financial Statements. Related party activity during the three months ended March 31, 2023 and 2022 and balances as of March 31, 2023 and December 31, 2022 are presented below.

Financing

In May 2021, the Group entered into a working capital credit facility with Volvo Cars and subsequently made draw down on the facility, which has a maturity of one year. As of March 31, 2023, $20,888 of this financing arrangement remained outstanding, which is included in Interest-bearing current liabilities - related parties on the Unaudited Condensed Consolidated Statement of Financial Position. Refer to Note 10 - Liabilities to credit institutions for further details.

Convertible Credit Facility with Volvo Cars

On November 3, 2022 the Group entered into a credit facility agreement with Volvo Cars for $800,000, terminating in May 2024. The credit facility can be drawn upon once a month and is utilizable for general corporate purposes. Interest will be calculated at the floating six-month SOFR rate plus 4.9% per annum. Prior to May 2024, if the Group announces an offering of shares with a proposed capital raise of at least $350,000 and no fewer than five institutional investors participate in the offering, Volvo Cars has the right to convert the principal amount of any outstanding loans into the same class of shares and at the same price per share as received by the participating institutional investors. Under IAS 32 and IFRS 9, Volvo Cars’ conversion right meets the definition of an embedded derivative financial liability that is required to be bifurcated from the host debt instrument and accounted for separately because it could result in the issuance of a variable number of Class A Shares in the Parent at a price that was not fixed at the inception of the agreement. Additionally, the economics of Volvo Cars’ conversion right are not clearly and closely related to that of the host debt instrument because the principal value of Volvo Cars’ conversion right depends on whether or not the Group conducts a qualified equity offering to investors at a market discount. As such, the financial liability related to Volvo Cars’ conversion right is carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date. As of March 31, 2023, the Group had principal draw downs of $300,000 outstanding under the facility and the fair value of the financial liability related to Volvo Cars’ conversion right was $0.

Sale of goods, services and other

The total revenue recognized for each related party is as follows:

	For the three months ended March 31,
	2023	2022
Volvo Cars	15,365	23,521
Volvofinans Bank AB	7,443	20,488

Total	22,808	44,009

For the three months ended March 31, 2023 and 2022, revenue from related parties amounted to $22,808 (4.18%) and $44,009 (9.73%) of total revenue, respectively.

Purchases of goods, services and other

The total purchases of goods, services and other for each related party is as follows:

	For the three months ended March 31,
	2023	2022
Volvo Cars	643,047	520,045
Volvofinans Bank AB	85	1,806
Geely	45,120	81,948

Total	688,252	603,799

Cost of R&D and intellectual property

Polestar Group entered into agreements with Volvo Cars and Geely regarding the development of technology leveraged in the development of the Polestar 2, Polestar 3, and Polestar 4. In 2020, the Group entered into similar agreements with Volvo Cars to acquire technology leveraged in the development of the Polestar 1, Polestar 2, and Polestar 3. The Group is in control of the developed product either through a license or through ownership of the IP and the recognized asset reflects the relevant proportion of Polestar Group’s interest. The recognized asset associated with these agreements as of March 31, 2023 was $1,199,761, of which acquisitions attributable to 2023 were $70,754. As of December 31, 2022, the recognized asset associated with these agreements was $1,144,240, of which acquisitions attributable to 2022 were $218,031.

Amounts due to related parties

Amounts due to related parties was as follows:

Trade payables - related parties, accrued expenses, and other current liabilities to related parties	As of March 31, 2023	As of December, 31, 2022
Volvo Cars	1,083,178	1,136,746
Geely	51,253	71,212
Volvofinans Bank AB	1,031	1,389

Total	1,135,462	1,209,347

In addition to current liabilities to related parties, Polestar has non-current lease liabilities to related parties amounting to $41,870 as of March 31, 2023 and $27,123 as of December 31, 2022 included in Other non-current interest-bearing liabilities.

The Group’s interest expense related to related party liabilities is as follows:

	For the three months ended March 31,
	2023	2022
Interest expense - related parties	8,193	12,027

Amounts due from related parties

Amounts due from related parties was as follows:

Trade receivables - related parties and accrued income - related parties	As of March 31, 2023	As of December, 31, 2022
Volvo Cars	66,617	120,302
Geely	30	3,751
Volvofinans Bank AB	721	3

Total	67,368	124,056

Share capital owned by related parties

Related party share ownership was as follows:

Class A Shares	As of March 31, 2023	As of December 31, 2022
Snita Holding B.V.	204,572,624	204,572,624
Geely (inclusive of affiliated entities)	13,664,063	35,526,575

Total	218,236,687	240,099,199

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Class B Shares	As of March 31, 2023	As of December 31, 2022
Snita Holding B.V.	814,219,838	814,219,838
PSD Investment Limited	828,013,737	828,013,737

Total	1,642,233,575	1,642,233,575

Note 12 - Assets held for sale

In December 2022, the Group committed to a plan to sell, to a related party, the Chengdu manufacturing plant held by its subsidiary, Polestar New Energy Vehicle Co. Ltd., that was previously used to manufacture the Polestar 1 and special edition Polestar 2 BST 270. Accordingly, the Chengdu plant and certain related assets are presented as a disposal group held for sale. Polestar has initiated selling efforts and expects to close a sale in the first half of 2023. The assets related to the Chengdu Plant that have been classified as held for sale have a net value of $61,276. The cumulative expense related to exchange rate differences from translation of the disposal group that are included in other comprehensive income amount to $1,184. Prior to December 2022, the Group did not hold any assets classified as held for sale.

As of March 31, 2023, the disposal group was stated at the Group’s carrying value and was comprised of the following:

Property, plant and equipment	55,946
Other current assets	5,330

Assets held for sale	61,276

Note 13 - Commitments and contingencies

Commitments

As of March 31, 2023, commitments to acquire PPE and intangible assets were $174,644 and $205,962, respectively. As of December 31, 2022, commitments to acquire PPE and intangible assets were $179,690 and $216,572, respectively. These commitments are contractual obligations to invest in PPE and intangible assets for the production of upcoming vehicle models Polestar 3 and Polestar 4. For the production of Polestar 3 and Polestar 2, contract manufacturing agreements are yet to be signed that define the upcoming investment commitments in Volvo Cars Charleston plant and Geely’s Chongqing plant respectively.

Contingencies

In the normal course of business, the Group is subject to contingencies related to legal proceedings and claims and assessments that cover a wide range of matters. Liabilities for such contingencies are recorded to the extent that it is probable the liability is incurred, and the amount is reasonably estimable. Associated legal costs related to such contingencies are expensed as incurred.

Note 14 - Subsequent events

Management has evaluated events subsequent to March 31, 2023 and through May 11, 2023, the date these Unaudited Condensed Consolidated Financial Statements were authorized for issuance by the Board of Directors. The following events which occurred subsequent to March 31, 2023 merited disclosure in these Unaudited Condensed Consolidated Financial Statements. Management determined that no adjustments were required to the figures presented as a result of these events.

On April 3, 2023, the Group granted 1,607,582 awards under the 2022 Omnibus Incentive Plan, of which 1,202,569 are PSUs and 405,013 are RSUs. The awards are equity-settled with a three-year cliff vesting period. The vesting commencement date was January 1, 2023.

On April 27, 2023, the Group drew down $150,000 of the $800,000 aggregate principal amount under its 18-month credit facility with Volvo Cars that was secured on November 3, 2022. On May 9, 2023, the Group drew down an additional $150,000. $200,000 of principal remains available to draw upon under this facility. Refer to Note 11 - Related party transactions for further details on the facility with Volvo Cars.

On May 11, 2023, the Group announced that it was recently informed that additional time for final software development of the new all-electric platform shared by Volvo Cars is needed and that the start of production of Polestar 3 is now expected in the first quarter of 2024. In light of this and the economic environment affecting the automotive industry, the Group now expects 2023 global volumes of 60,000 – 70,000 vehicles. Additionally, the Group is intensifying its focus on cost management, including a global hiring freeze and 10% headcount reduction.